UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Amendment No. 1)*
THE SECURITIES EXCHANGE ACT OF 1934

International Seaways, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

Y41053102
(CUSIP Number)

Navig8 Risk Management Pte. Ltd.
5 Shenton Way
#20-04, UIC Building,
Singapore 068808
Attn: Risk Management and Derivatives Trading
+65 6622 0088

with a copy to:
Keith J. Billotti, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
+1 (212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [ ].
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS
Navig8 Risk Management Pte. Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,316,171

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,316,171

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,316,171

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.72%

14.	TYPE OF REPORTING PERSON

CO

1.	NAME OF REPORTING PERSONS
Navig8 Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,316,171

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,316,171

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,316,171

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.72%

14.	TYPE OF REPORTING PERSON

HC

1.	NAME OF REPORTING PERSONS
Gary Paul Brocklesby

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,316,171

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,316,171

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,316,171

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.72%

14.	TYPE OF REPORTING PERSON

IN

This Amendment No. 1 to the Schedule 13D (this “Amendment No. 1”) amends the statement on Schedule 13D that was originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 13, 2022 (the “Schedule 13D”) filed on behalf of Navig8 Risk Management Pte. Ltd, a Singapore company (“Navig8 Risk Management”); Navig8 Limited, a Bermuda company; and Mr. Gary Paul Brocklesby, a British citizen (“Mr. Brocklesby” and together with Navig8 Risk Management and Navig8 Limited, collectively, the “Reporting Persons”), related to the shares of common stock, no par value per share (the “Common Stock”), of International Seaways, Inc. (the “Issuer”).
This Amendment No. 1 is being filed to reflect certain dispositions of shares of Common Stock by the Reporting Persons since the filing of the Schedule 13D and constitutes an exit filing for the Reporting Persons. On November 29, 2022, the Reporting Persons ceased to be beneficial owners of more than five percent of the shares of Common Stock, and as of the date of this filing, the Reporting Persons beneficially own 2,316,171 shares of Common Stock, or 4.72% of the total outstanding shares of Common Stock.

Item 1.	Security and Issuer.

This Amendment No. 1 relates to the shares of Common Stock of the Issuer. The principal executive office of the Issuer is 600 Third Avenue, 39th Floor, New York, New York 10016.

Item 2.	Identity and Background.

This Amendment No. 1 is being filed on behalf of the Reporting Persons.
Navig8 Risk Management owns 2,316,171 shares of the Issuer’s Common Stock.  Navig8 Limited is the sole indirect shareholder of Navig8 Risk Management and Mr. Brocklesby may be deemed to beneficially own the shares of Common Stock reported herein through his control of Navig8 Limited and Navig8 Risk Management.

(a., b., c. and f.)

 (i) The address of Navig8 Risk Management’s principal place of business is 5 Shenton Way, #20-04, UIC Building, Singapore 068808. The principal business of Navig8 Risk Management is acting as a private limited company and indirect wholly-owned subsidiary of Navig8 Limited (collectively, “Navig8 Group”). The name, citizenship, present principal occupation of Navig8 Risk Management’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below.

Name	Principal Occupation and Employment	Principal Business Address and Citizenship
Philip Stone	Finance Director Navig8 Group Employer: Navig8 Asia Pte. Ltd.	Mr. Stone’s principal business address is 5 Shenton Way 20-04 UIC Building, Singapore 068808. Mr. Stone is a British citizen.
Robert Maye	Head of Information Technology Navig8 Group Employer: Navig8 Risk Management Pte. Ltd.	Mr. Maye’s principal business address is 5 Shenton Way 20-04 UIC Building, Singapore 068808. Mr. Maye is a British citizen.

(ii) The address of Navig8 Limited’s principal place of business is c/o Cohort Limited, Sofia House, 3/Fl 48 Church Street, Hamilton, HM 12, Bermuda. The principal business of Navig8 Limited is acting as a private limited company and parent company of the corporate group that includes Navig8 Risk Management. The name, citizenship, present principal occupation of Navig8 Limited’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below.

Name	Principal Occupation and Employment	Principal Business Address and Citizenship
Gary Paul Brocklesby	Chairman Navig8 Group Employer: Navig8 DMCC	Mr. Brocklesby’s principal business address is Office 2202-2205, Platinum Tower, Cluster I Jumeirah, Lake Towers, Dubai United Arab Emirates. Mr. Brocklesby is a British citizen.
Nicolas Busch	Chief Executive Officer Navig8 Group Employer: Navig8 Europe Ltd.	Mr. Busch’s principal business address is 6th Floor, The Zig Zag Building, 70, Victoria Street, London, England, SW1E 6SQ. Mr. Busch is a citizen of Germany.
Philip Stone	Finance Director Navig8 Group Employer: Navig8 Asia Pte. Ltd.	Mr. Stone’s principal business address is 5 Shenton Way 20-04 UIC Building, Singapore 068808. Mr. Stone is a British citizen.
Jason Peter Klopfer	Commercial Director Navig8 Group Employer: Navig8 America LLC	Mr. Klopfer’s principal business address is 230 Park Avenue Fourth Floor, Suite 435, New York, NY 10169, USA. Mr. Klopfer is a citizen of the United States.
Garth Lorimer Turner	Director Navig8 Group Employer: N/A	Mr. Turner is a British citizen.

(iii) Mr. Brocklesby is an indirect stockholder of Navig8 Limited, being the settlor and beneficiary of a revocable trust that holds shares in Navig8 Limited.  Mr. Brocklesby has the power to exercise investment control over the shares of Common Stock held by the revocable trust. Mr. Brocklesby is a British citizen.  Mr. Brocklesby’s principal place of business is c/o Navig8 DMCC, Office 2202-2205, Platinum Tower, Cluster I Jumeirah, Lake Towers, Dubai, United Arab Emirates.

(d. and e.)
To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
There are no material changes to the Schedule 13D.
Item 4.	Purpose of Transaction.
There are no material changes to the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a, b)
According to the Issuer’s report on Form 10-Q which was filed with the Commission on November 8, 2022, there were 49,078,418 shares of Common Stock issued and outstanding.  The Reporting Persons report beneficial ownership of the following shares of Common Stock:

Navig8 Risk Management may be deemed to be the owner of 2,316,171 shares of Common Stock, constituting 4.72% of the shares of Common Stock outstanding. Navig8 Risk Management has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or to direct the vote of 2,316,171 shares of Common Stock. Navig8 Risk Management has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or to direct the disposition of 2,316,171 shares of Common Stock.

Navig8 Limited, through Navig8 Risk Management, may be deemed to be the beneficial owner of 2,316,171 shares of Common Stock, constituting 4.72% of the shares of Common Stock outstanding. Navig8 Limited has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or to direct the vote of 2,316,171 shares of Common Stock. Navig8 Limited has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or to direct the disposition of 2,316,171 shares of Common Stock.

Mr. Brocklesby, through Navig8 Limited and Navig8 Risk Management, may be deemed to be the beneficial owner of 2,316,171 shares of Common Stock, constituting 4.72% of shares of Common Stock outstanding.  Mr. Brocklesby has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or to direct the vote of 2,316,171 shares of Common Stock.  Mr. Brocklesby has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or to direct the disposition of 2,316,171 shares of Common Stock.

(c)	To the best of the Reporting Persons’ knowledge, all transactions in the shares of Common Stock by the Reporting Persons during the past 60 days are set forth on Schedule 1 to this Amendment No. 1.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	The Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer’s outstanding shares of Common Stock on November 29, 2022.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no material changes to the Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement Schedule 1 – Information with Respect to Transactions Effected

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 8, 2022
NAVIG8 RISK MANAGEMENT PTE. LTD.

	By:	/s/ Phillip Stone
	Name:	Phillip Stone
	Title:	Director

NAVIG8 LIMITED

By:	/s/ Phillip Stone
Name:	Phillip Stone
Title:	Director

GARY PAUL BROCKLESBY

By:	/s/ Gary Paul Brocklesby
Name:	Gary Paul Brocklesby

Exhibit A

JOINT FILING AGREEMENT
Each of the undersigned hereby consents and agrees to the joint filing of this Amendment No. 1, including any amendment(s) thereto, relating to the shares of Common Stock of the Issuer.
Date: December 8, 2022
NAVIG8 RISK MANAGEMENT PTE. LTD.

	By:	/s/ Phillip Stone
	Name:	Phillip Stone
	Title:	Director

NAVIG8 LIMITED

By:	/s/ Phillip Stone
Name:	Phillip Stone
Title:	Director

GARY PAUL BROCKLESBY

By:	/s/ Gary Paul Brocklesby
Name:	Gary Paul Brocklesby

Schedule 1
Transactions Effected in the Past 60 Days

The following transactions in the shares of Common Stock were effected by Navig8 Risk Management Pte. Ltd. in the past sixty (60) days:

Date	Amount of shares of Common Stock (Sold)	Approx. Price ($) per share of Common Stock
11/23/2022	(8,920)	44.4132
11/25/2022	(44,033)	43.7736
11/29/2022	(57,794)	43.3473
11/30/2022	(2,000)	43.0300
12/1/2022	(19,387)	43.0139
12/2/2022	(54,291)	43.5819
12/5/2022	(7,902)	43.7265